United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number:  0-31983

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. 401(k) and Pension Plan
c/o Garmin International, Inc.
1200 East 151st Street
Olathe, KS 66062

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.
P.O. Box 10670
45 Market Street, Suite 3206B
Gardenia Court, Camana Bay
Grand Cayman KY1-1006
 Cayman Islands

Garmin International, Inc.
401(k) and Pension Plan

Financial Statements and
Supplemental Schedule

December 31, 2009 and 2008, and the
Years Ended December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Garmin International, Inc. 401(k) and Pension Plan
Olathe, Kansas

We have audited the accompanying statements of net assets available for benefits of the Garmin International, Inc. 401(k) and Pension Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years ended December 31, 2009 and 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas
June 24, 2010

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
Assets
Cash and cash equivalents	$29,421	$-

Investments:
Mutual funds	139,080,263	85,237,471
Stable value fund	5,681,832	3,991,445
Garmin employer stock	20,015,940	10,996,144
Participant loans	2,230,323	1,548,074
	167,008,358	101,773,134

Receivables:
Participant contributions	426,817	-
Employer contributions	568,543	-
Plan loan interest payments	3,713	-
Total receivables	999,073	-

Total Assets	168,036,852	101,773,134

Liabilities:
Excess contributions payable	182,122	90,771

Net assets reflecting all investments at fair value	167,854,730	101,682,363

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(170,624)	37,416

Net assets available for benefits	$167,684,106	$101,719,779

See accompanying notes.

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2009 and 2008

	2009	2008
Additions
Investment income:
Net appreciation in fair value of investments	$36,357,949	$-
Dividends and interest	2,892,250	4,864,705
Total investment income	39,250,199	4,864,705

Contributions:
Participant	13,110,674	11,580,645
Employer	16,547,741	14,005,694
Rollover	1,062,219	1,678,453
Total contributions	30,720,634	27,264,792

Total additions	69,970,833	32,129,497

Deductions
Net depreciation in fair value of investments	-	78,152,423
Benefits paid to participants	3,891,661	3,840,974
Administrative fees	114,845	98,341

Total deductions	4,006,506	82,091,738

Net increase (decrease)	65,964,327	(49,962,241)

Net assets available for benefits:
Beginning of year	101,719,779	151,682,020

End of year	$167,684,106	$101,719,779

See accompanying notes.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

1.	Description of the Plan

The Garmin International, Inc. 401(k) and Pension Plan (the Plan) is a contributory defined contribution plan available to full-time employees of Garmin International, Inc. (the Company), a wholly owned subsidiary of Garmin Ltd.  Employees must be 21 years of age or older to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees of the Company are immediately able to make deferral contributions to the Plan.  Once eligible employees have completed three months of service with the Company, they begin receiving employer match and Money Purchase Pension Plan (MPP) contributions on either January 1 or July 1 following fulfillment of the service requirement.  Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code (the Code) maximum limitations.  Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions.  The Company matches 75% of an employee’s contributions up to 10% of the employee’s compensation.

The MPP contribution is a 100% employer contribution equal to 5% of each eligible participant’s base salary.  If a participant is not enrolled in the Plan, these contributions are invested in a default account in the participant’s name.

Certain other discretionary employer contributions to the Plan are at the sole discretion of the Company’s Board of Directors.

Effective January 1, 2007, the Plan adopted an amendment granting the participants the right to designate all or a portion of their elective deferrals as Roth Elective Deferrals and updated the vesting schedule for Non-Safe Harbor Non-Elective contributions.  For the year ended December 31, 2008, the Plan adopted an amendment intended as good faith compliance with the final regulations under Code §415 for defined contribution plans.  Additionally, the Company restated the Plan during 2009 because T. Rowe Price, the trust company holding the Plan’s assets,  completed a prototype document update as required by the Economic Growth Tax Reconciliation Relief Act of 2001 (EGTRRA).

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

1.	Description of the Plan (continued)

Participants become fully vested in employer matching contributions to the Plan after five years of continuous service.  The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service. Participants become fully vested in MPP contributions and any other discretionary profit-sharing contributions after six years of continuous service.  The vesting percentages are as follows: 0% through two years of service, 20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years.  The nonvested portions of terminated participants’ account balances are forfeited, and such forfeitures serve to reduce future employer contributions and pay Plan administrative fees.  The Plan used $198,991 and $0 in forfeiture funds to reduce employer contributions in 2009 and 2008, respectively.  Additionally, the Plan used $74,877 and $98,341 in forfeitures to fund administrative fees in 2009 and 2008, respectively.  The Plan retained $397,729 and $182,983 in forfeitures in 2009 and 2008, respectively.

Participants may borrow from the Plan in the form of a loan.  The loan is limited to the amount the participant may borrow without the loan being treated as a taxable distribution.  The loan and any outstanding loan balance may not be more than 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. MPP contribution balances, or $50,000, whichever is less.  The vested account provides the security for the loan, and the participant’s account may not be used as security for a loan outside of the Plan. Additionally, loans must be repaid with interest within five years from the date of the loan unless the loan is used to buy the participant’s principal residence.  The loan may be repaid before it is due.

Upon termination of employment with the Company, participants have various options for receiving payment of their benefits.  If the participant’s balance is greater than $5,000 the participant may choose between a lump sum distribution or to receive payment in installments (monthly, quarterly, semi-annual or annual payments).  If the participant’s balance is less than $5,000 a lump sum distribution is required.  A lump sum distribution may be made in the form of a rollover IRA or cash.  If the participant’s balance is less than $1,000 the lump sum distribution must be in cash.

Although the Company has not expressed any intent to do so, it has the right under the plan provisions to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. 401(k) and Pension Plan. Copies of the Summary Plan Description are available from the plan administrator.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds and Garmin stock are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end.  The fair value of the participation units in the common collective trust is based on quoted redemption values on the last business day of the Plan’s year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

As described in FASB ASC 962-205 (formerly Financial Accounting Standards Board Staff Position No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans), investment contracts held by defined contribution plans are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust (T. Rowe Price Stable Value Fund), which is fully benefit-responsive.  As required by FASB ASC 962-205, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan's interest in the T. Rowe Price Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the T. Rowe Price Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

FASB Codification - In June 2009, the Financial Accounting Standards Board (“FASB”) issued new codification standards which represent the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by non-governmental entities.  Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for 2009.

Fair Value Measurements - In April and September 2009, the FASB issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan's net assets available for benefits or the changes in net assets available for benefits.

Subsequent Events - In May 2009 and February 2010, the FASB issued guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  The adoption of this guidance did not have a material effect on the Plan's net assets available for benefits or the changes in net assets available for benefits.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Fair Value Disclosures - In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for  Level 3 fair alue measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan's financial statement disclosures.

Reclassification

Certain items from the 2008 financial statements have been reclassified to conform to the 2009 presentation.

3. Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets is as follows:

	December 31
	2009	2008
Fair value as determined by quoted market price:
Garmin Ltd. Common Stock	$20,015,940	$10,996,144
Oakmark Equity and Income Fund	11,412,202	9,063,533
T. Rowe Price Equity Income Fund	*	5,550,261
T. Rowe Price Growth Stock Fund	8,421,556	*
T. Rowe Price Prime Reserve Fund	*	5,307,859
T. Rowe Price Retirement 2020 Fund	10,424,604	6,145,881
T. Rowe Price Retirement 2030 Fund	11,991,222	6,378,951
T. Rowe Price Retirement 2040 Fund	20,465,645	8,869,470
Vanguard Institutional Index Fund	9,467,799	6,209,018

*At either December 31, 2009 or 2008, the value of this fund was not five percent or more of the Plan’s net assets.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

3. Investments (continued)

The Plan’s investments were held by T. Rowe Price Trust Company at December 31, 2009 and 2008.  During 2009 and 2008, the Plan’s investments (including investments bought and sold, as well as held, during the year) increased/(decreased) in fair value by $36,357,949 and ($78,152,423), as presented in the following table:

	Year Ended December 31
	2009	2008
Garmin Ltd. Common Stock	$6,623,197	$(31,613,790)
Mutual Funds	29,734,752	(46,538,633)
	$36,357,949	$(78,152,423)

4. Fair Value Measurements

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1             Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2             Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3             Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008.

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual Funds
Target Date Funds	$46,306,008	$-	$-	$46,306,008
Growth Funds	28,463,295	-	-	28,463,295
Value Funds	26,318,045	-	-	26,318,045
Moderate Funds	23,768,518	-	-	23,768,518
Bond Funds	8,135,305	-	-	8,135,305
Emerging Market Funds	4,326,971	-	-	4,326,971
REIT Funds	1,762,121	-	-	1,762,121
Stable Value Fund	-	5,681,832	-	5,681,832
Garmin Ltd Common Stock	20,015,940	-	-	20,015,940
Loans to participants	-	2,230,323	-	2,230,323
Total investments at fair value	$159,096,203	$7,912,155	$-	$167,008,358

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Stock & Mutual Funds	$96,233,615	$-	$-	$96,233,615
Stable Value Fund	-	3,991,445	-	3,991,445
Loans to participants	-	1,548,074	-	1,548,074
Total investments at fair value	$96,233,615	$5,539,519	$-	$101,773,134

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2007-6 and Announcement 2001-77, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Transactions with Parties-in-interest

The Company pays certain administrative costs and provides certain accounting and administrative services to the Plan for which no fees are charged.  Certain Plan investments are shares of mutual funds managed by the Trustee of the Plan.  Fees paid by the Plan for investment management and recordkeeping services amounted to $20,000 and $16,050 for the years ended December 31, 2009 and 2008, respectively.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Excess Contributions Refundable

Contributions received from participants for 2009 and 2008 are net of payments of $182,122 and $90,771 made in March 2010 and 2009, respectively, to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  At December 31, 2009 and 2008, $182,122 and $90,771, respectively, have been included in the Plan’s statements of net assets available for benefits as excess contributions payable.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

9. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	Year Ended December 31,
	2009	2008
Net assets available for benefits per the financial statements	$167,684,106	$101,719,779
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	170,624	(37,416)
Net assets available for benefits per Schedule H of the Form 5500	$167,854,730	$101,682,363

The following is a reconciliation of net increase (decrease) per the financial statements for the years ended December 31, 2009 and 2008 to Form 5500:

	Year Ended December 31,
	2009	2008
Net increase (decrease) per financial statements	$65,964,327	$(49,962,241)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	208,040	(56,335)
Net increase (decrease) per Schedule H of the Form 5500	$66,172,367	$(50,018,576)

10.  Subsequent Events

Safe Harbor Contributions Amendment

Effective January 1, 2010, the Plan adopted an amendment permitting ADP Safe Harbor Contributions.  The Company will make mandatory ADP Safe Harbor Non-Elective Contributions at 3% of eligible employees’ compensation.  Employees’ compensation is defined in the Safe Harbor Code §415 Compensation.  To be eligible employees must be at least 21 years of age and have completed at least 3 months of service with the Company.  The contributions begin on January 1 or July 1 following the completion of the service requirement. Participants are 100% vested in the Safe Harbor contributions at the time of eligibility.  The Safe Harbor contributions may not be distributed in the event of hardship or while in service if under 59 1/2 years of age.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

10.  Subsequent Events (continued)

Excess Contributions Refundable

The excess contributions payable of $182,122 were refunded to participants in March of 2010.

Supplemental Schedule

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)
December 31, 2009

EIN  48-1088407
Plan # 001

	Description	Number
	of	of Shares		Fair
Identity of Issuer	Investment	or Units	Cost (1)	Value

Allianz NFJ Small Cap Value Index	Mutual Fund	10,110		$245,060
Columbia Acorn Fund	Mutual Fund	243,678		6,013,966
Garmin Ltd. Common Stock*	Company Stock	651,985		20,015,940
JP Morgan International Value Fund	Mutual Fund	268,994		3,426,983
Lazard Emerging Markets Portfolio	Mutual Fund	240,254		4,326,971
Oakmark Equity and Income Fund	Mutual Fund	446,836		11,412,202
Old Mutual Real Estate Fund	Mutual Fund	268,616		1,762,121
Oppenheimer International Growth Fund	Mutual Fund	197,963		4,867,922
PIMCO Total Return Institutional Fund	Mutual Fund	377,280		4,074,620
T. Rowe Price Equity Income Fund*	Mutual Fund	377,430		7,922,256
T. Rowe Price Growth Stock Fund*	Mutual Fund	306,127		8,421,556
T. Rowe Price Mid-Cap Growth Fund*	Mutual Fund	144,396		6,857,361
T. Rowe Price Mid-Cap Value Fund*	Mutual Fund	268,140		5,555,862
T. Rowe Price New Income Fund*	Mutual Fund	438,046		4,060,685
T. Rowe Price Prime Reserve Fund*	Mutual Fund	6,220,545		6,220,545
T. Rowe Price Retirement 2005 Fund*	Mutual Fund	841		8,781
T. Rowe Price Retirement 2010 Fund*	Mutual Fund	127,469		1,778,199
T. Rowe Price Retirement 2015 Fund*	Mutual Fund	4,218		45,011
T. Rowe Price Retirement 2020 Fund*	Mutual Fund	714,014		10,424,604
T. Rowe Price Retirement 2025 Fund*	Mutual Fund	46,966		498,308
T. Rowe Price Retirement 2030 Fund*	Mutual Fund	793,070		11,991,222
T. Rowe Price Retirement 2035 Fund*	Mutual Fund	12,930		137,700
T. Rowe Price Retirement 2040 Fund*	Mutual Fund	1,350,868		20,465,645
T. Rowe Price Retirement 2045 Fund*	Mutual Fund	46,698		471,652
T. Rowe Price Retirement 2050 Fund*	Mutual Fund	41,726		353,833
T. Rowe Price Retirement 2055 Fund*	Mutual Fund	15,639		131,053
T. Rowe Price Retirement Income Fund*	Mutual Fund	16,508		201,568
T. Rowe Price Small-Cap Value Fund*	Mutual Fund	99,978		2,947,339
T. Rowe Price Stable Value Fund*	Common Trust	5,511,208		5,681,832
Van Kampen Small Cap Growth	Mutual Fund	254,419		2,302,490
Vanguard Institutional Index Fund	Mutual Fund	92,840		9,467,799
Vanguard Mid Cap Index Signal Fund	Mutual Fund	72,886		1,707,719
Vanguard Small Cap Index Fund	Mutual Fund	35,621		979,230
Loans to participants, interest rates from 3.75% to				–
8.75%, maturities through October 8, 2039	Participant Loans	–		2,230,323
Cash and cash equivalents	Cash	–		29,421
				$167,037,779

(1) Cost information was omitted for Plan assets which are participant directed.
*Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. 401(k) AND
PENSION PLAN

By	/s/	Kevin Rauckman
Kevin Rauckman
Chief Financial Officer
Garmin International, Inc.

Dated:  June 24, 2010